Exhibit 99.1

Moolec Science S.A. Receives Nasdaq Panel Exception Through June 29, 2026 to Regain Compliance with Stockholders’ Equity Requirement

Moolec Science S.A. (“Moolec” or the “Company”) today announced that it has received a decision from the Nasdaq Hearings Panel (the “Panel”) granting the Company an exception through June 29, 2026 to demonstrate compliance with the stockholders’ equity requirement set forth in Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Requirement”), subject to certain disclosure conditions.

Following bankruptcy proceedings of certain of Moolec’s subsidiaries as described below, Moolec has been able to recognize a gain related to the derecognition of such subsidiaries.

On December 26, 2025, Bioceres S.A. filed for bankruptcy before the competent courts. The commencement of the bankruptcy proceedings resulted in the transfer of decision-making authority and the Company’s loss of control over Bioceres S.A. As Bioceres LLC is a wholly owned subsidiary of Bioceres S.A., the Company simultaneously lost control over Bioceres LLC. Pursuant to IFRS 10.25, a loss of control constitutes a derecognition event. The related derecognition events have resulted in an estimated gain of approximately $91.0 million associated with the loss of control of Bioceres S.A. and an additional gain of approximately $5.2 million associated with the loss of control of Bioceres LLC.

In addition, on December 31, 2025, Theo I SCSp filed for bankruptcy before the competent courts. The commencement of these proceedings likewise resulted in the transfer of decision-making authority and the Company’s loss of control over Theo I SCSp. In accordance with IFRS 10.25, this loss of control constitutes a derecognition event. The related derecognition events have resulted in an estimated gain of approximately $4.6 million.

The foregoing derecognition events, together with the recognition of intercompany assets and liabilities arising from the loss of control, which were previously eliminated in consolidation, and the conversion of certain preference shares held by a shareholder into ordinary shares, have increased Moolec’s stockholders’ equity.

Accordingly, the Company believes that it has regained compliance with the Stockholders’ Equity Requirement and has notified The Nasdaq Stock Market LLC. The Company continues to take all necessary actions to maintain compliance with Nasdaq’s continued listing requirements.

Forward-looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s plan to regain compliance under the Nasdaq rules, performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.